

REAL
COMMUNITY
BANKING

GREENE COUNTY BANCORP, INC.
2023 ANNUAL REPORT



> "Community banks play a vital role in the functioning of the U.S. financial system and the broader economy..."
>
> – *Federal Deposit Insurance Corporation*



Greene County Bancorp Inc.

Greene County Bancorp, Inc. (GCBC) is the parent company of the Bank of Greene County and its subsidiary, Greene County Commercial Bank. GCBC's consolidated assets as of June 30, 2023, were $2.7 billion.



The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank. In 1998, the bank converted to the mutual holding company form of ownership, changing its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.

The bank primarily serves Greene, Albany, Columbia, Rensselaer and Ulster counties in New York State through administrative, lending, customer service and operations centers in Catskill, and 18 branches in Albany, Catskill (Main Street and Catskill Commons), Cairo, Chatham, Copake, Coxsackie, East Greenbush, Germantown, Greenport, Greenville, Hudson, Kinderhook-Valatie, Kingston, Ravena-Coeymans, Tannersville, Westerlo and Woodstock. As part of its mission, the bank strives to foster a sense of community through personal service, local decision-making and participation with customers in community activities.

FIVE-YEAR FINANCIAL HIGHLIGHTS

At or for the Years Ended June 30,

(In thousands)	2023	2022	2021	2020	2019
Total assets	$2,698,283	$2,571,740	$2,200,335	$1,676,803	$1,269,462
Loans receivable, net	1,387,654	1,229,355	1,085,947	993,522	785,738
Securities available-for-sale	281,133	408,062	390,890	226,709	122,728
Securities held-to-maturity	726,363	761,852	496,914	383,657	304,208
Equity securities	306	273	307	267	253
Deposits	2,437,161	2,212,604	2,005,108	1,501,075	1,120,569
Shareholders' equity	183,283	157,714	149,584	128,805	112,369
Net interest income	61,218	58,005	53,145	44,833	40,000
Provision for loan losses	(1,071)	3,278	3,974	3,905	1,659
Total noninterest income	12,146	12,137	9,667	8,650	8,361
Total noninterest expense	38,608	33,959	31,223	27,822	25,676
Provision for income taxes	5,042	4,919	3,673	3,029	3,542
Net income	30,785	27,986	23,942	18,727	17,484

ON THE COVER

Bankers Don MacCormack and Joe Rothrock (left to right in the black turnout gear) put out financial fires as well as real ones. Here they're joined by members of the Schodack Landing Fire Company. See story beginning on page 12.



WHAT **REAL** COMMUNITY BANKING LOOKS LIKE

(AND 15 STRAIGHT YEARS OF RECORD NET INCOME)

Fellow Shareholders,

The Federal Reserve defines community banks as those with less than $10 billion in assets. For the Fed, it's all about the math.

The math is of course important, and when it comes to your company's numbers, there's good reason to be proud. Greene County Bancorp, Inc. (GCBC) once again reported record net income: $30.8 million for the year ended June 30, 2023, our 15th consecutive year of record earnings.

Donald Gibson, President and CEO, in front of the bank's Lending Center.

That represents a 10% increase compared to our prior fiscal year.

And while we remained well below the Fed's mathematical threshold for what constitutes a community bank, our total assets have sky-rocketed from just over $1 billion five years ago to $2.7 billion at June 30, 2023, another record high.

So yes, we should be very proud of our numbers—a long run of high-caliber performance and growth that has withstood the Great Recession, a global pandemic and, most recently, an unprecedented rise in interest rates.

But math alone does not define us as a community bank. What's most important is not how much *money* we make, it's the *difference* we make by engaging in an immersive partnership with families, businesses, towns, schools, libraries, nonprofits and other key participants in our communities. A partnership bound together by shared goals and mutually beneficial outcomes.

This dynamic—more so than any balance sheet data—is the essence of community banking. No matter how large Greene County Bancorp, Inc. may get in terms of assets, I'm confident it will remain first and foremost a "real" community bank.

CONTINUED GROWTH

Growth was indeed a large part of fiscal year 2023 across all three of our core lines of business: Retail Banking, Commercial Banking and Municipal Banking.

RETAIL EXPANSION—We extended our geographic footprint into Rensselaer County by opening a new branch in East Greenbush, NY, our 18th branch overall. We further diversified our retail business by rolling out Greene Private Bank—designed to address the needs of high-net-worth clients with specialized, concierge-style services. *See story on page 5.*

COMMERCIAL CLOUT—We continued to fortify our commercial lending team with new talent in fiscal 2023. The Bank of Greene County has quickly ascended to a leadership position among lenders in New York's Capital Region and Hudson Valley. *See story on page 8.*

MUNICIPAL MIGHT—Our Greene County Commercial Bank subsidiary continues to anchor a strong deposit base serving local governments, school districts, fire districts, libraries and other publicly funded entities. *See story on page 12.*

The diversity provided by these three lines of business has helped keep the company's financial performance strong and steady over the years, a fact

AWARDS & HONORS



2023 KBW HONOR ROLL
12th Consecutive Year

Investment banking firm Keefe, Bruyette & Woods, Inc. (KBW) named Greene County Bancorp, Inc. one of the nation's top-performing banks for the 12th straight year. Only 14 banks—just 4% of eligible companies—earned a spot on the prestigious KBW Bank Honor Roll for 2023. Winners are publicly traded banks with more than $500 million in total assets that consistently reported increases in earnings per share over the last decade.

BAUERFINANCIAL 5-STAR SUPERIOR RATING
14th Consecutive Year



The Bank of Greene County and Greene County Commercial Bank earned "5-Star Superior" ratings for financial strength and safety from BauerFinancial, Inc. for the 14th consecutive year. BauerFinancial is an independent bank analysis and ranking firm.

recognized in peer reviews conducted by industry experts. *(see below)*

BOARD CHANGES

I would like to welcome Tejraj "TJ" Hada to our Board of Directors. TJ joined the board in November 2022, filling the seat vacated by Paul Slutzky, who retired.

TJ owned and operated a group of Five Guys hamburger restaurants located throughout the region for 17 years. He also served on our Advisory Board. We look forward to his knowledge and guidance as a director.

Also in November of 2022, the board appointed Director Jay Cahalan to serve as its chairman. Mr. Cahalan retired as President & CEO of Columbia-Memorial Health at the end of 2022. Jay brings a wealth of practical experience and keen leadership to the position, and is continuing to help shape the company's future.

On a sad note, Director Emeritus and former Chairman Walter H. Ingalls passed away in April 2023. The former President of GNH Lumber Co. was connected to the bank in various capacities for some 55 years. He will be sorely missed.

PHILANTHROPIC MILESTONE

It's my pleasure to report that since its inception in 1998, our Charitable Foundation has awarded grants totaling over $2.5 million! The foundation reached that milestone in 2023 and continues to support local nonprofit organizations in the Hudson Valley and Capital Region. *See story on page 18.*

LOOKING FORWARD

It's no secret that a series of rapid interest rate increases by the Federal Reserve and the resulting inverted yield curve have presented the banking industry with challenging conditions for a prolonged period. Despite those headwinds, as I mentioned earlier, GCBC achieved record performance for the fiscal year that ended June 30, 2023.

In March of 2023, the Board of Directors declared a two-for-one stock split designed to increase liquidity and ultimately add value for shareholders. Increased trading volume resulting from the split also offers investors more flexibility in buying and selling our stock.

While nobody can predict the future of financial markets with certainty, we believe our strong performance—even during difficult times—has positioned us well for whatever may lie ahead.

Financially, the story of Greene County Bancorp, Inc. is a good one. A shareholder who invested $100,000 with us when we went public 25 years ago, and who reinvested his or her dividends, would have an investment worth $5 million at June 30, 2023.* We also increased the dividend by 14% at the end of fiscal 2023.

*Source: Data per S&P Capital IQ Total Return from 12/30/1998 to 06/30/2023. Note: Return on investment calculations assumes the reinvestment of dividends.

2022 PIPER SANDLER SM-ALL STARS
6th Consecutive Year



Greene County Bancorp, Inc. is the only bank to make the Piper Sandler Sm-All Stars list six years in a row, qualifying once again in 2022. The objective of Sm-All Stars is to identify the top-performing small-cap banks and thrifts in the nation. To qualify, companies must have a market cap below $2.5 billion and clear a battery of hurdles related to growth, profitability, credit quality and capital strength.

2023 TIMES UNION BEST OF THE HUDSON VALLEY



The Albany Times Union tallied thousands of reader votes across 39 categories to determine the region's best of the best. After a second-place finish last year, the Bank of Greene County earned the top spot in the Best Bank/Best Credit Union category for 2023.

KEY PERFORMANCE TRENDS



NET INCOME
(dollars in thousands)

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
$6,528	$7,189	$8,963	$11,187	$14,408	$17,484	$18,727	$23,942	$27,986	$30,785



TOTAL ASSETS
(dollars in thousands)

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
$674,161	$738,647	$868,781	$982,291	$1,151,478	$1,269,462	$1,676,803	$2,200,335	$2,571,740	$2,698,283



BASIC EARNINGS PER SHARE

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
$0.39	$0.43	$0.53	$0.66	$0.85	$1.02	$1.10	$1.41	$1.64	$1.81

Earnings per share have been restated for prior periods as a result of a 2-for-1 stock split which was paid on March 15, 2016, and March 23, 2023.



NET LOANS
(dollars in thousands)

2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
$399,309	$443,496	$522,764	$624,187	$704,431	$785,738	$993,522	$1,085,947	$1,229,355	$1,387,654

15 CONSECUTIVE YEARS OF RECORD EARNINGS

In terms of social impact, the story is even better. The bank has stood by its pledge to remain independent and has helped thousands upon thousands of people in its communities improve their lives. As I said at the outset, this is what *real* community banking looks like. We make a difference. That is our story.

And with your ongoing support—our customers, employees shareholders and directors—I trust we will continue to add many more happy chapters. Stay well and take care of each other.

Sincerely,

Donald E. Gibson
President & Chief Executive Officer

PS: Our Annual Shareholder Meeting and Brunch will be held at 10am Saturday, November 4, 2023, at Columbia-Greene Community College in Hudson, NY. It's a great opportunity to learn more about our results and participate in our planning process.



PUSHING NORTH...
TO EAST GREENBUSH

BANK OPENS ITS FIRST BRANCH IN RENSSELAER COUNTY

When 23-year-old Don Gibson was named manager of the Bank of Greene County's third branch in Cairo, NY, he could not have foreseen the growth that was yet to come.

The year was 1988. Cairo had joined branches in Catskill and Coxsackie to round out the bank's retail footprint, which at the time was confined to Greene County. A lot has changed since then.

For starters, Don Gibson ascended through the ranks quickly and was named President and CEO of the bank in 2007. By then, the bank had already added five more branches—crossing the Hudson River into Columbia County and nudging into southern Albany County.

Don went on to preside over the opening of 10 more branches, seizing opportunities in markets where big banks gobbled up small ones, creating customer demand for hometown banking. During that run, the bank successfully took on more competitive markets like Albany and Kingston (first branch in Ulster County), expanding its footprint north and south.

The most recent addition came in May 2023 when the Bank of Greene County opened its 18th branch at 602 Columbia Turnpike in East Greenbush, NY. The completely renovated 2,500-square-foot office features a 24-hour drive-up ATM and two drive-thru windows. Its central location at the intersection of Columbia Turnpike and Route 4 offers easy access and high visibility.

"We are the fastest growing bank in the Capital Region," said Don. "And while we have had a significant presence in the Capital Region for many years, this is our first branch in Rensselaer County."

With the addition of East Greenbush, the bank's footprint has expanded from one branch and one county in 1963 to 18 branches and 5 counties in 2023.

"We only grow organically; we have never purchased another bank or another bank's customer list," said Don. "We want full control of the customer experience, free of any negative baggage from prior banking relationships. We've worked years to create a unique customer experience and team culture. Attempting to integrate another culture could easily ruin ours."

The branch system is not only the face of the bank's retail operation, it also anchors commercial and municipal banking efforts in these markets. That said, the bank has never rushed to expand its footprint at the risk of compromising service quality.

Our retail branch system, with the year each branch was opened.

"You need to recognize when it's time to slow down your growth and hold off on adding branches," said Don. "Most banks and credit unions are all about grow, grow, grow—with no focus on providing the best customer service. By sacrificing short-term growth, we have benefited long term."



Bank of Greene County

Albany
2020

East Greenbush
2023

Westerlo
2001

Ravena-Coeymans
2009

Greenville
1977

Kinderhook-Valatie
2019

Hudson River

Chatham
2008

Coxsackie
1974

Cairo
1988

Greenport
2007

Catskill Commons
2007

Catskill
1963

Hudson
2005

Tannersville
2000

Germantown
2010

Copake
2017

Woodstock
2018

IN **134** YEARS OF BUSINESS WE HAVE **NEVER CLOSED** A BRANCH

Kingston
2015


Micro26

Maureen Clarke, Private Banking Officer, at 345 Main Street in Catskill — the future home of Greene Private Bank.

WELCOME TO GREENE PRIVATE BANK

Smart, personalized customer service has always been a focus for the Bank of Greene County. Now, for certain clients with more complex and wide-ranging financial needs, the bank has elevated that service promise to an even higher level.

Don Gibson, President & CEO of the Bank of Greene County, announced the launch of Greene Private Bank in May 2023. Greene Private Bank is designed to provide 24/7 concierge-style banking services to high-net-worth individuals and families.

Welcoming clients to the new division is Maureen Clarke, Private Banking Officer. Maureen brings more than 30 years of banking expertise to her new position. “I'm working closely with other departments within the bank, especially Commercial Banking and Investment Services.” said Maureen. “We're able to deepen those relationships by offering a personalized product to serve the banking needs of our high-net-worth clients.”

Maureen grew up in Columbia County and currently resides in Delmar, NY. She volunteers with various community organizations and was recently appointed to serve on the Board of Directors of Troy Savings Bank Music Hall.

Greene Private Bank will be located at the bank's new Wealth Management Center at 345 Main Street in Catskill, NY. The Bank of Greene County purchased the historic building in February 2022 and expects to complete renovations by the end of 2023. The 1910 structure once housed the old Tanners Bank, a mainstay in Catskill for many years until it was acquired in 1972.

“I'm looking forward to growing Greene Private Bank to help us reach our deposit goals and expand the client base,” said Maureen. “This program can help the bank stand out from its competitors and be a true difference maker.”



(Left to Right) Regional Branch Officer Christa Bush, Lee PT & Wellness owners Larry and Katrina Lee, and AVP of Commercial Lending and Business Development Justin Goldman.

BUILDING STRENGTH

COMMERCIAL BANKING

Husband-and-wife team Larry and Katrina Lee have dedicated their careers to making their community stronger—in the most literal sense of the word.

The owners of Lee Physical Therapy & Wellness in Cairo, NY, have been helping their neighbors build strength and reduce pain for over five years. Now they're about to take their business to the next level by building a brand-new facility just down the road from their current location at 467 Main Street. Soon, they'll be able to help even more clients across the region.

You might say the Bank of Greene County and Commercial Lender Justin Goldman are providing the "financial muscle" to help push the nearly $1 million project across the finish line. Construction of the 8,600-square-foot steel building is expected to be completed in March 2024.

"There's an SBA component and a lot of moving parts," said Justin. "The bank is funding all of the construction for a grand total of $691,000 of a $768,000 project. Following construction, an SBA loan will pay down $307,000 and the bank will be left financing $384,000. This loan structure allows Larry and Katrina to contribute far less equity than the traditional 25%."

Larry and Katrina also plan to invest in new equipment and furnishings, bringing the project total to just under $1 million. "It gives me a little bit of a panic attack," admitted Katrina.

The bank's relationship with the Lees dates back to the firm's inception. "We financed various pieces of equipment for them over the years," said Justin. "They moved from a 1,500-square-foot space to the current location with about 2,000 square feet."

"They've also been a great deposit partner," he said. "Their business generates a lot of transactions; they receive a lot of insurance checks."

Katrina worked for the prior owners before she purchased the business from them and renamed it. "It started out as physical therapy and then morphed into what it is today, where we offer PT as well as wellness and private training," she said.

"Both sides of the business have been trending up quickly," said Larry. "Physical therapy is booking out about a month for appointments, and we're filling up on the training side as well with private and small semi-private sessions."

PT is the rehabilitative side of the business, treating clients who are recovering from injuries or surgeries. It runs on the medical model with insurances and co-pays. The personal training, a cash business, helps people attain life goals beyond their initial recovery.

"It starts with a comprehensive assessment because I truly believe in getting to the core problem. Otherwise therapy can prove less effective," said Katrina.

"On one side, you might have a 90-year-old on the table receiving treatment, and on the other there might be a 90-year-old doing bear crawls," said Larry. "It gives the PT clients something to kind of look forward to…the idea of progressing from PT to training, and making themselves better over time. That's our ideal client."

"Sometimes we tell clients, you've reached your goals, this is as good as we can get you right now from a physical therapy standpoint," said Katrina. "Then a lot of them will decide to transition over to Larry and continue on a cash basis."

"There's really no other facility like this in the region, including Albany," she added. "We have clients traveling two to three hours from Massachusetts and Connecticut to come see us."

#1 IN NUMBER OF LOCAL LOANS APPROVED
156 LOANS

2022, Albany Business Review

"I think having access to experts like Larry and Katrina in a small town like Cairo is invaluable," said Justin. "They offer a very unique experience—one that most small towns aren't lucky enough to have close by. It can spare someone recovering from an injury or illness a potentially uncomfortable 30- or 40-minute drive to Albany."

Katrina, a Cairo native, earned her Doctor of Physical Therapy degree from Dominican College (now a university) in Rockland County, NY, where she played soccer on a scholarship. Larry, a veteran, hails from Rhinebeck and is a Strength and Conditioning Specialist with a bachelor's degree in exercise science and a bundle of certifications as big as his biceps.

Continued on page 10…




Larry Lee instructs a training client on the weight sled while partner Katrina Lee administers treatment on the rehabilitative side of the business.

In the current facility, the physical therapy and training sides of the operation are in very close proximity. Their new home will feature open space down the middle providing more separation, according to Larry. They also plan to add Yoga and Pilate's classes.

"Larry and Katrina were able to take advantage of a special $5 million loan fund established by the bank to improve Cairo's Main Street," said Justin. Commercial loans are issued with residential rates and terms, which means lower, longer-term fixed rates for the Lees as well as a 30-year amortization schedule to lower the payments. The bank set up a similar loan program for businesses in Rensselaer County, where it recently opened its 18th branch.

Commercial Lending has been a rising star at the Bank of Greene County. Commercial real estate and construction loans had increased by $136 million over the prior fiscal year at June 30, 2023. This accounted for about 85% of the bank's total increase in net loans receivable. Overall, commercial real estate and construction loans receivable totaled $815 million at year-end 2023.

"We've assembled a formidable team of professionals to lead the charge in commercial lending," said John Antalek, EVP and Chief Lending Officer. "Not only do they possess a wealth of expertise, they're willing to get up close and personal with customers so they can best address their needs."

Meet our banking team on page 11.

Justin Goldman and Regional Branch Officer Christa Bush have certainly won over the Lees. "They make it easy to get through the process," said Katrina. "We have all of our accounts with them. And if something does come up, Christa has been very helpful—and quick, which is very important in business."

"Lee PT & Wellness is creating jobs, and they're going to create a lot more," said Justin. "There will also be fringe benefits when their clients patronize other businesses on Main Street. After all, Cairo has a few excellent bakeries where folks can undo the effects of their workout!" ◤

#2 IN CAPTAL REGION COMMERCIAL MORTGAGE VOLUME

$271.35 MILLION

2022, Albany Business Review

MEET TEAM GREENE

BUILDING RELATIONSHIPS. BUILDING BUSINESSES.

We know running a business is hard. We've been doing it for nearly 135 years.
Make our team part of yours. Using our expertise and resources,
we'll do our best to make your life easier. And more profitable!



John Antalek

Executive Vice President, Chief Lending Officer



Rob Agostinoni

Vice President of Corporate Lending



Allen Austin

Vice President, Director of Corporate Cash Management and Administration



Maureen Clarke

Private Banking Officer



Amy Conte

Corporate Cash Management Officer



Keith DeMichele

Corporate Cash Management Specialist



Sean DuBois

Vice President, Southern Region Executive and Commercial Lender



Justin Goldman

Assistant Vice President of Commercial Lending and Business Development



Stephanie Premo

Business Development Officer



Joe Rothrock

Fire and EMS Financing Officer



Brian Stickles

Vice President of Corporate Lending



Joe Szepessy

Business Development Officer



ANSWER

ING THE CALL

MUNICIPAL BANKING



Bankers Don MacCormack and Joe Rothrock both know this is serious business. In some cases, a matter of life or death. Because when they're not in suits and ties arranging financing for a pumper truck, they're often in their turnout gear jumping off of one. Before running toward a burning structure.

(Left to Right) Schodack Landing Firefighter Brian Paquin; Don MacCormack, Vice President for Municipal Banking; Schodack Landing Firefighters Laura Smith and Matt Garner; and Joe Rothrock, Fire and EMS Financing Officer.

13

When Eddie Secovnie, former chief and 60-year veteran of the Schodack Landing Fire Company, needed money for a new truck and firehouse renovations, he had a pretty good idea who to contact. And Don MacCormack answered the call.

"Don came down here three or four times," said Eddie. "You just don't see bankers come to your firehouse. They generally don't get that involved. But Don is a firefighter…he knows what's going on."

As a member of the Kiskatom Fire Department and Vice President for Municipal Banking at the Bank of Greene County, Don does indeed know what's going on. As does his colleague Joe, Fire and EMS Financing Officer for the bank and a member of the Palenville Fire Department.

"When Joe and I speak with fire agencies, we understand their needs and how those needs impact the duties they perform each day," said Don. "Other banks have a learning curve. The value we bring is knowledge and experience that enables us to react faster and share ideas we've developed over our careers."

Current Schodack Landing Fire Company Chief Roy Haverly said they had heard good things about Don and the Bank of Greene County

IN NEARLY
20 YEARS,
WE HAVE NEVER CLOSED A MUNICIPAL RELATIONSHIP.

from neighboring fire districts. "When you treat people well, word gets around," said Roy.

"A combination of factors helped us win their business," said Don. "Their local bank sold out to a much larger institution, we had sent out fire-specific mailings, and we received strong references from neighboring firefighters."

"I'm the treasurer of my fire department, so I understand that role well and can relate to other treasurers," said Joe. "We share ideas about strategies that work for fire companies and others that don't. The fire service is a tight-knit community; being part of it definitely helps when assisting customers."

The all-volunteer Schodack Landing Fire Company was organized in 1955. It purchased the firehouse building from Schodack Central Schools for a dollar and has been there ever since.

The fire company currently relies on about 30 active members, including six women. It responds to 50 calls per year on average—predominantly grass fires, car accidents and structure fires.

Schodack Landing plays a vital role in providing quick response times to some 400 residents in the Village of Schodack and others in the surrounding area, according to Chief Haverly. Especially since some of the neighboring fire companies are undermanned.

Recruiting and retaining volunteers is an ongoing challenge for most fire companies, said Roy. The New York State Length of Service Award Program (LOSAP) has helped. Volunteers earn points for going on calls, participating in work details, helping out at fundraisers, etc. Each volunteer can bank up to $1,200 per year based on points earned and then receive a lump-sum check at age 65.

"LOSAP has been key for us in our recruiting,"





(Left to Right) Senior Advisor and Municipal Banking Officer Robert Gibson, Former Schodack Landing Fire Company Chief Eddie Secovnie, Fire and EMS Financing Officer Joe Rothrock, Current Fire Chief Roy Haverly, and Vice President of Municipal Banking Don MacCormack.

said Roy. "It's a lot to ask of people nowadays. There's more training than ever. Our recruiting effort has taken off partly because of the LOSAP program."

Even the best people need good equipment to get the job done. A couple of years ago, Schodack Landing set out to renovate the firehouse and replace an aging pumper truck. After receiving bids for up to $450,000 on the new truck, Eddie found a manufacturer in Minnesota who built it for $308,000.

The new truck has a 2,000-gallon water tank—double the size of the old one. It also has a four-door cab, enabling up to five firefighters to ride along. "Having twice as much water is a big deal out here because we don't have many fire hydrants," said Roy.

The company used the money it saved on the truck to pay for firehouse renovations: new windows, restoration of the building's original brick exterior, parking lot paving and new siding.

"The overall cost was $450,000," said Don. "We provided the district with a low-interest bond to finance $225,000 for 15 years." The bank's Charitable Foundation also awarded the firefighters a grant to help pay for a security system.

The fire district is funded by local taxpayers, but also raises money to support itself through catering and other activities, like Friday night barbecues in the local park. "We try everything under the sun to make money," said Eddie. "We have a stage outside and brought in acts like The Allman Brothers. I mean we had some big concerts here." Not to mention donkey baseball, mud wrestling and cow-pie bingo benefits.

The fire company's catering team provided chicken barbecue dinners for the grand opening of the bank's new East Greenbush branch in May 2023.

"We get a lot of support from people in the town and from around the county," said Roy "That's how we stay alive."

The Bank of Greene County began working with local fire companies in the late 1980s. Since then,

Continued on page 16...

15



the business has continued to expand.

Firefighting is just one of the vertical markets served by Municipal Banking. "We also work with governments, schools, libraries and other public entities that help our communities thrive," said Don.

DEPOSITS HELD BY THE COMMERCIAL BANK TOPPED $1 BILLION AT THE END OF FISCAL YEAR 2023.

Greene County Commercial Bank, a subsidiary formed in 2004 to conduct business with municipalities, ended the fiscal year with a $1 billion investment portfolio. Greene County Commercial Bank also maintains deposit and cash

management relationships with municipalities in the region. "We wear many hats in Municipal Banking," said Don. "A good amount of our time is spent servicing customers on the depository side. A big reason for the department's growth has been the retention of deposits. That's not achievable without the delivery of well-managed service to the customer."

Deposits held by the Commercial Bank exceeded $1 billion at the end of fiscal year 2023.

"The fire industry is very much like a fraternity or sorority of like-minded people," said Don. "At a structure fire, we're confident that our fellow firefighters will enter the building with us. We work in unison, and when it's time to exit, we leave together.

"Similar to fighting an actual fire, there's an expectation that we will have each other's backs in all parts of our lives related to firefighting," said Don.

OVER THE LAST 10 YEARS, OUR BOND PORTFOLIO HAS INCREASED FROM $246 MILLION TO OVER $1 BILLION.

"In providing financing to the fire industry, Joe and I have experienced just that. Fellow firefighters trust us to provide the 'got-your-back' services and rates they deserve."

"Don and I work closely together," said Joe. "We share ideas, talk about current and prospective customers, and help customers by directing them to the right department.

"Many of the challenges facing my fire department are similar to the ones confronting other fire agencies," added Joe. "I can relate to the hard work that goes into fundraising, and to the difficulty of making decisions about how to spend the money."





VOLUNTEERS NEEDED!

From 1998 to 2021, the number of volunteer firefighters in New York State decreased from 110,000 to 75,000, a 32% drop, according to the Governor's Office. During that same period, calls increased by 29%. If you're able and interested, contact your local fire company about volunteering.


COLUMBIA GREENE COMMUNITY COLLEGE
SUNYcgcc.edu
GO AHEAD
COLUMBIA GREENE

(Standing, Left to Right) Bank Vice President and Director of Marketing Martha Keeler, Columbia-Greene Community College President Carlee Drummer, Bank President and CEO Don Gibson, and Executive Director of the CGCC Foundation Joan Koweek. (Seated, Left to Right) Students Sam Bruck, 19, Business Administration; Madie Green, 19, Math Science; and Ben Marra, 19, Business Administration.

GIVING THAT MAKES THE GRADE

CHARITABLE FOUNDATION

In fiscal 2023, the Bank of Greene County Charitable Foundation donated over $300,000 to local nonprofit organizations. That brought the lifetime total of grants awarded to $2.5 million since the foundation was created in 1998.

One of the earliest recipients of the bank's philanthropy was Columbia-Greene Community College (CGCC) in Hudson, NY. Today, the college remains one of the bank's valued beneficiaries.

"We are very fortunate to have such a great community college right in our backyard," said Martha Keeler, Vice President and Director of Marketing for the bank. "As a former member of their foundation board, I've had the opportunity to be part of the college's growth and witnessed its strength as an academic resource in our local community."

CGCC currently enrolls 1,200 to 1,400 students each semester. About half of them will move on to four-year schools. The other half will head directly into the workforce after completing career and technical education programs and earning an associate degree. The average age of the student body is 28, according to college President Carlee Drummer.

"We not only serve people who come right out of high school, but also people who are returning to college to either enhance their skills or acquire new skills so they can get a different job," she said.

The largest program at the college is nursing; other popular programs include business administration, criminal justice and psychology, according to Joan Koweek, Executive Director of the CGCC Foundation.

"I don't know that many of these students would even go to college if we weren't here," Joan said. "We supply a tremendous number of nurses to local doctors' offices, nursing homes and hospitals. Graduates also go into law enforcement, while others learn to fix our cars. Every construction technology student pretty much had a job in the area before graduating."

"If a student is unsure about his or her career path, we try to help them find their passion," said Carlee. "And we can do that without them needing to spend a lot of money and waste a lot of credits. For me, that's one of the joys of the community college world."

The Bank of Greene County is a major sponsor of the college's annual golf tournament and scholarship ball. Together, these events raise just under $250,000, which can be used for scholarships, the emergency fund and collegiate programs. The bank has been supporting the college for over 25 years.

"That the Bank of Greene County is a community bank makes a big difference," said Carlee. "I've been involved in fundraising for a long time, and when community banks are taken over by the big conglomerates, the support often goes away. We are so fortunate to have a bank serving the counties that we serve as well. There's a commonality there."

The bank has held its annual shareholders meeting at the college for nearly two decades, adding another dimension to the relationship. But supporting educational opportunities for local students remains its primary focus.

"The college foundation has awarded many scholarships to students who likely could not have attended college without financial assistance," said Martha Keeler from the bank, "and that would be a terrible loss for the community. We have many employees here at the bank who are graduates of Columbia-Greene Community College."

"We're attracting many first-generation college students in 2023, which is quite extraordinary," said Carlee. "If we weren't here, I don't think they would get a college education."

OUR COMMUNITY'S APR*
(*Awesome People Rallying)

The Bank of Greene County Charitable Foundation is dedicated to supporting efforts that benefit education, health and wellness, civic services, the arts, affordable housing and community development. It's the bank's way of helping the awesome people and organizations that do so much good in our communities.

GRANTS
DISTRIBUTED IN 2023
(a new record)
287

$2.5 MILLION +
IN LIFETIME GRANTS

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Financial Condition

	June 30,	
(In thousands, except share and per share amounts)	**2023**	**2022**
ASSETS		
Total cash and cash equivalents	$ **196,445**	$ 69,009
Long-term certificates of deposit	**4,576**	4,107
Securities available-for-sale, at fair value	**281,133**	408,062
Securities held-to-maturity, at amortized cost		
(fair value $671,066 at June 30, 2023; $710,453 at June 30, 2022)	**726,363**	761,852
Equity securities, at fair value	**306**	273
Federal Home Loan Bank stock, at cost	**1,682**	6,803
Loans	**1,408,791**	1,251,987
Allowance for loan losses	**(21,212)**	(22,761)
Unearned origination fees and costs, net	**75**	129
Net loans receivable	**1,387,654**	1,229,355
Premises and equipment, net	**15,028**	14,362
Bank-owned life insurance	**55,063**	53,695
Accrued interest receivable	**12,249**	8,917
Foreclosed real estate	**302**	68
Prepaid expenses and other assets	**17,482**	15,237
Total assets	**$2,698,283**	$2,571,740
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	$ **159,039**	$ 187,697
Interest-bearing deposits	**2,278,122**	2,024,907
Total deposits	**2,437,161**	2,212,604
Borrowings from Federal Home Loan Bank, short-term	**—**	123,700
Subordinated notes payable, net	**49,495**	49,310
Accrued expenses and other liabilities	**28,344**	28,412
Total liabilities	**2,515,000**	2,414,026
SHAREHOLDERS' EQUITY		
Preferred stock, Authorized — 1,000,000 shares; Issued — None	**—**	—
Common stock, par value $.10 per share;		
Authorized — 36,000,000 shares; Issued — 17,222,680		
Outstanding — 17,026,828 shares at June 30, 2023 and June 30, 2022	**1,722**	1,722
Additional paid-in capital	**10,156**	10,156
Retained earnings	**193,721**	165,127
Accumulated other comprehensive loss	**(21,408)**	(18,383)
Treasury stock, at cost 195,852 shares at June 30, 2023 and June 30, 2022	**(908)**	(908)
Total shareholders' equity	**183,283**	157,714
Total liabilities and shareholders' equity	**$2,698,283**	$2,571,740

See notes to consolidated financial statements

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Income

	Years Ended June 30,	
(In thousands, except share and per share amounts)	**2023**	**2022**
INTEREST INCOME:		
Loans	**$60,049**	$47,125
Investment securities — taxable	**2,859**	1,653
Mortgage-backed securities	**5,740**	4,992
Investment securities — tax exempt	**14,385**	9,517
Interest-bearing deposits and federal funds sold	**1,592**	157
Total interest income	**84,625**	63,444
INTEREST EXPENSE:		
Interest on deposits	**20,055**	3,476
Interest on borrowings	**3,352**	1,963
Total interest expense	**23,407**	5,439
Net interest income	**61,218**	58,005
Provision for loan losses	**(1,071)**	3,278
Net interest income after provision for loan losses	**62,289**	54,727
NONINTEREST INCOME:		
Service charges on deposit accounts	**4,713**	4,439
Debit card fees	**4,512**	4,381
Investment services	**781**	944
E-commerce fees	**110**	107
Bank owned life insurance	**1,369**	1,269
Net loss on securities available-for-sale	**(251)**	—
Other operating income	**912**	997
Total noninterest income	**12,146**	12,137
NONINTEREST EXPENSE:		
Salaries and employee benefits	**23,418**	20,667
Occupancy expense	**2,333**	2,305
Equipment and furniture expense	**699**	806
Service and data processing fees	**2,869**	2,589
Computer software, supplies and support	**1,653**	1,531
Advertising and promotion	**498**	491
FDIC insurance premiums	**1,085**	826
Legal and professional fees	**3,024**	1,414
Other	**3,029**	3,330
Total noninterest expense	**36,608**	33,959
Income before provision for income taxes	**35,827**	32,905
Provision for income taxes	**5,042**	4,919
Net income	**$30,785**	$27,986
Basic earnings per share	**$ 1.81**	$ 1.64
Basic average shares outstanding	**17,026,828**	17,026,828
Diluted earnings per share	**$ 1.81**	$ 1.64
Diluted average shares outstanding	**17,026,828**	17,026,828
Dividends per share	**$ 0.28**	$ 0.26

See notes to consolidated financial statements



BOARD OF DIRECTORS

Standing, Left to Right: Stephen Nelson, David Jenkins,
Michelle Plummer, Peter Hogan, Jay Cahalan, Donald Gibson.
Seated, Left to Right: Charles Schaefer, Tejraj Hada.

BOARD OF DIRECTORS

Greene County Bancorp, Inc.,
Bank of Greene County
and Greene County Commercial Bank

Jay Cahalan
Chairman of the Board
Retired President & Chief Executive Officer,
Columbia Memorial Health

Donald Gibson
President & Chief Executive Officer,
Greene County Bancorp, Inc.

Tejraj Hada
Former Owner of RSVT Holdings, LLC
and Fresh Treats Holdings, LLC

Peter Hogan, CPA
Shareholder, Karp, Ackerman,
Small & Hogan, CPAs, PC

David Jenkins, DVM
Former Owner, Catskill Animal Hospital

Stephen Nelson
Retired Chief Lending Officer,
Bank of Greene County

Michelle Plummer, CPA, CGMA
Senior Executive Vice President,
Chief Operating Officer &
Chief Financial Officer,
Greene County Bancorp, Inc.

Charles H. Schaefer, Esq.
Founding Partner, Deily and Schaefer

ADVISORY BOARD OF DIRECTORS

Bank of Greene County

Frances Spreer Albert, CPA
Executive Vice President, COO & CFO,
Albany Medical Center

John Brust
Principal & Owner, Delaware Engineering, D.P.C.

Sean M. Byrne, Esq.
Retired Executive Deputy Commissioner,
NYS Office of Addiction Services and Supports

Christopher Cannucciari, MBA, CPA, ABV
Partner, Lutz, Selig & Zeronda, CPAs, LLP

David Crawford, PE
Principal Emeritus, Crawford & Associates
Engineering & Land Surveying, PC

Bradley Cummings, CPA, CVA
Managing Director, UHY Advisors

Kendra Hart
President, Martin Electric

Pamela Hassett
Principal Member, PSH Management
Consulting Services, LLC

Daniel Leader
Owner, Founder and Board Chair, Bread Alone

Ronald Teator
Owner, Crossroads Ford

DIRECTORS EMERITUS

Dennis O'Grady
Pharmacist, Former Owner, Mikhitarian Pharmacy

Paul Slutzky
Retired Chairman of the Board and
Former Co-owner, Hunter Mountain Ski Bowl, Inc.

Martin Smith
Retired Chairman of the Board and
Retired Consultant to Main Bros. Oil Company,
Inc. and Former Owner, R.E. Smith Fuel Company

J. Bruce Whittaker
Retired President & Chief Executive Officer,
Greene County Bancorp, Inc.

23

Leadership Team

EXECUTIVE OFFICERS

Donald Gibson
President & Chief Executive Officer

Michelle Plummer, CPA, CGMA
*Senior Executive Vice President, Chief Operating Officer
& Chief Financial Officer*

John Antalek
*Executive Vice President,
Chief Lending Officer*

BRANCH ADMINISTRATION

Andrea DiPace
*Vice President
and Branch Administrator*

Christa Bush
Regional Branch Officer

Betsy Braley
Regional Branch Officer

BRANCH MANAGERS

Kaleigh Borneman
Lily Dayter
Matthew Ellis
Olivia Giordano
Amanda Grant
Heather Hart
Michael Kelly
Allen Krom
Lisa Messina
Kathy Proper
Scott Reynolds
Victoria Revene
Kristen Schiffer
Karishma Vermani
Catherine Wade

CUSTOMER SERVICE

Susan Wren
*Vice President of e-Services
and Customer Relations*

Kayla Pinnella
Customer Service Center Manager

FINANCE

Nick Barzee
Vice President and Controller

John Dudek
*Assistant Vice President
and Assistant Controller*

Allison Eldred
Investment Portfolio Officer

HUMAN RESOURCES

Mary Seely
*Senior Vice President and
Director of Human Resources*

Megan Zahn
*Assistant Director of
Human Resources*

Kathryn Nelson
Human Resources Officer

INFORMATION TECHNOLOGY

Sumeet Murarka
*Vice President and
Chief Information Officer*

Gregory Spampinato
*Vice President and
Information Security Officer*

Margaret Tobiassen
*Vice President and IT
Application Support Officer*

Brett Kessler
*Associate Director of
Information Systems*

LENDING

Tim Penk
*Senior Vice President and
Chief Credit Officer*

Sean DuBois
*Vice President, Southern Region
Executive and Commercial Lender*

Trish Lamb
*Vice President and Director of
Residential and Consumer Lending*

Robert Agostinoni
Vice President of Corporate Lending

Brian Stickles
Vice President of Corporate Lending

Nancy Reinhart
*Vice President and Director of
Portfolio Management*

Cheryl Antalek
*Assistant Vice President and
Portfolio Manager*

Jennifer Beers
*Assistant Vice President of
Commercial Loan Originations*

Justin Goldman
*Assistant Vice President of
Commercial Lending and
Business Development*

Alan Breindel
*Director of Special Assets,
Commercial Lending*

Joseph Rothrock
Fire and EMS Financing Officer

Stephanie Premo
Business Development Officer

Joseph Szepessy
Business Development Officer

Sheila Leccese
Loan Servicing and Recovery Officer

Scott Lanzarone
Senior Credit Analyst and Officer

Cheryl Rothkranz
Credit Manager and Officer

Alyson Kozlowski
Loan Servicing Manager

Michael Stanley
Credit Manager

Jackie Stiffler
*Residential and Consumer
Lending Manager*

MARKETING

Martha Keeler
Vice President and Director of Marketing

Susan Timan
*Vice President of e-Communications
and Corporate Secretary*

MUNICIPAL BANKING

Donald MacCormack
*Vice President and Director of
Municipal Banking*

Jonathan Halligan
Municipal Banking Officer

Robert Gibson
*Senior Advisor, Municipal
Banking Officer*

OPERATIONAL SUPPORT, COMPLIANCE, AND FACILITIES

Cynthia DuPilka
*Vice President of BSA, Compliance
and Operational Support*

Nicholas Frantjeskos
*Assistant Vice President of BSA
and Operational Support*

Dan Lamarre
Facilities Director and Security Officer

OPERATIONS

Kay Scarselli
Vice President of Operations

Debra Guilzon
Operations Officer

WEALTH MANAGEMENT

Corporate Cash Management & Private Banking

Allen Austin
*Vice President, Director of Corporate Cash
Management and Administration*

Amy Conte
Corporate Cash Management Officer

Keith DeMichele
Corporate Cash Management Specialist

Maureen Clarke
Private Banking Officer

Investment Services

Timothy Bartholomew
*Vice President and Director
of Investment Services*

John Heitzman
Investment Executive

Claudio Mastroianni
Investment Services Representative

Shareholder Information

**Annual Shareholder Meeting
and Brunch**
10:00 a.m., November 4, 2023
Columbia-Greene Community College
4400 Route 23
Hudson, NY 12534

Stock Listing
The NASDAQ Capital Market
under the symbol GCBC

Special Counsel
Luse Gorman, PC
5335 Wisconsin Avenue, N.W.,
Suite 780
Washington, D.C. 20015

Independent Auditors
Bonadio & Co. LLP
117 Sully's Trail
Pittsford, NY 14534

Stock Transfer Agent and Registrar
Shareholders needing to report
a change of name or address, as
well as request information about
shareholder's records, lost or
stolen certificates, dividend checks,
dividend direct deposit, and dividend
reinvestment plan should contact:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
(888) 294-8217

Investor Centre™ Portal:
www.computershare.com/investor

Requests for transfers of shares should
be directed to the address above.

Annual Report on Form 10-K
A copy of Greene County Bancorp,
Inc.'s Form 10-K for the fiscal year
ended June 30, 2023, will be furnished
without charge to shareholders upon
written request to:

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

BRANCH AND OFFICE LOCATIONS

ALBANY
103 Wolf Road
Albany, NY 12205
518-458-6150

CATSKILL
**Main Branch and
Investment Center**
425 Main Street
Catskill, NY 12414
518-943-3700

CATSKILL COMMONS
100 Catskill Commons
Catskill, NY 12414
518-719-8060

CAIRO
230 Matthew Simons Road
Cairo, NY 12413
518-622-2662

CHATHAM
2631 Route 66
Ghent, NY 12075
518-392-9600

COPAKE
179 County Route 7A
Copake, NY 12516
518-329-2265

COXSACKIE
2 Technology Drive
Coxsackie, NY 12051
518-731-2731

EAST GREENBUSH
602 Columbia Turnpike
East Greenbush, NY 12061
518-719-1770

GERMANTOWN
4266 State Route 9G
Germantown, NY 12526
518-537-5596

GREENPORT
160 Fairview Avenue
Hudson, NY 12534
518-697-3421

GREENVILLE
4 Garland Lane
Greenville, NY 12083
518-966-5200

HUDSON
Proprietor's Hall
21 North 7th Street
Hudson, NY 12534
518-697-3311

KINDERHOOK-VALATIE
2827 U.S. 9
Valatie, NY 12184
518-758-6911

KINGSTON
2 Miron Lane
Kingston, NY 12401
845-336-4797

RAVENA-COEYMANS
2494 U.S. Route 9W
Ravena, NY 12143
518-756-3003

TANNERSVILLE
6176 Main Street
Tannersville, NY 12485
518-589-0800

WESTERLO
593 Route 143
Westerlo, NY 12193
518-797-3934

WOODSTOCK
81 Mill Hill Road
Woodstock, NY 12498
845-679-8900

ADMINISTRATIVE CENTER
302 Main Street
Catskill, NY 12414
518-943-2600

CUSTOMER SERVICE CENTER
491 Main Street
Catskill, NY 12414
518-943-2600

LENDING CENTER
341 Main Street
Catskill, NY 12414
518-943-1424

OPERATIONS CENTER
288 Main Street
Catskill, NY 12414
518-943-2600



Greene County Bancorp Inc.

Administrative Center: 302 Main Street | Catskill, New York 12414
Mailing Address: P.O. Box 470 | Catskill, New York 12414
518-943-2600 | www.tbogc.com